Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated July 9, 2008

Relating to Preliminary Prospectus Supplement dated July 9, 2008

Registration No. 333-137166

MAGELLAN MIDSTREAM PARTNERS, L.P.

6.400% Notes due 2018

Issuer:	Magellan Midstream Partners, L.P.

Ratings:	Baa2 (Stable) / BBB (Stable)

Note type:	Senior Unsecured Notes

Maturity:	10 years

Minimum denomination:	$1,000

Pricing date:	July 9, 2008

Settlement date:	July 14, 2008

Maturity date:	July 15, 2018

Principal amount:	$250,000,000

Benchmark:	T 3.875% due 5/15/18

Benchmark yield:	3.851%

Re-offer spread:	+255 bps

Re-offer yield to maturity:	6.401%

Coupon:	6.400%

Public offering price:	99.992%

Optional redemption:	Make whole call T +40 bps

Interest payment dates:	January 15 and July 15, beginning January 15, 2009

CUSIP / ISIN:	559080AD8 / US559080AD86

Joint Book-Running Managers:	Wachovia Capital Markets, LLC Banc of America Securities LLC

Lead Manager:	SunTrust Robinson Humphrey, Inc.

Co-Managers:	Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. J.P. Morgan Securities Inc. Lazard Capital Markets LLC UBS Securities LLC

************************

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wachovia Capital Markets, LLC toll-free at (800) 326-5897 and Banc of America Securities LLC toll-free at 1-800-294-1322.